SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

DANA CORPORATION
(Name of Subject Company (Issuer))

DELTA ACQUISITION CORP.
ARVINMERITOR, INC.
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

23581110
(CUSIP Number of Class of Securities)

Vernon G. Baker, II, Esq.
ArvinMeritor, Inc.
2135 West Maple Road
Troy, Michigan 48084
Telephone: (248) 435-1000
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Dennis J. Friedman, Esq.
Steven P. Buffone, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Ave.
New York, New York 10166
Telephone: (212) 351-4000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒		Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☒	third-party tender offer subject to Rule 14d-1.

	☐	issuer tender offer subject to Rule 13e-4.

	☐	going-private transaction subject to Rule 13e-3.

	☐	amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer:☐

The attached materials were posted on July 8, 2003 by ArvinMeritor, Inc. to its website, which can be found at http://www.ArvinMeritor.com.

ArvinMeritor

Transaction Information Site

ArvinMeritor will hold a conference call today at 11:00 a.m. EDT to discuss its intention to commence a tender offer to acquire Dana Corporation.

Click here for audiocast Click here for dial in information

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OVERVIEW

ARVINMERITOR TO COMMENCE TENDER OFFER TO ACQUIRE DANA CORPORATION FOR $15 PER SHARE IN CASH

ArvinMeritor, Inc. (NYSE: ARM) today announced that it intends to commence a tender offer to acquire all of the outstanding shares of Dana Corporation (NYSE: DCN) for $15.00 per share in cash. ArvinMeritor’s offer represents a premium of 56% over Dana’s closing stock price on June 3, 2003, the last trading day before ArvinMeritor submitted its first proposal to Dana in writing, a premium of 39% over Dana’s average closing stock price for the last 30 trading days, and a premium of 25% over Dana’s closing stock price on July 7, 2003, the last trading day before today’s announcement.

The proposed transaction has a total equity value of approximately $2.2 billion assuming 148.6 million shares of Dana outstanding. In addition, Dana has net debt and minority interests of approximately $2.2 billion, accounting for Dana Credit Corporation on an equity basis, bringing the total enterprise value to approximately $4.4 billion. The transaction is anticipated to be significantly accretive to ArvinMeritor’s earnings per share in the first year after the transaction closes.

Click here to read our press release

ArvinMeritor will update this web space with current information about the proposed transaction. Please check back frequently.

THIS COMMUNICATION IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY AND IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF DANA CORPORATION OR ARVINMERITOR, INC. ARVINMERITOR INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION TENDER OFFER DOCUMENTS WITH RESPECT TO THE PROPOSED TENDER OFFER. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL INCLUDE IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF ANY DOCUMENTS FILED BY ARVINMERITOR WITH THE SEC AT THE SEC’S WEBSITE AT WWW.SEC.GOV OR FROM ARVINMERITOR AT 2135 W. MAPLE ROAD, TROY, MI 48084, ATTN: INVESTOR RELATIONS. COPIES OF THE OFFER TO PURCHASE AND RELATED TENDER OFFER MATERIALS CAN ALSO BE OBTAINED BY CONTACTING MACKENZIE PARTNERS, INC. AT (212) 929-5500 COLLECT OR AT (800) 322-2885 TOLL-FREE OR BY EMAIL AT PROXY@MACKENZIEPARTNERS.COM.

This communication contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management’s views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. ArvinMeritor cannot provide assurances that the tender offer described in this press release will be successfully completed or that we will realize the anticipated benefits of any transaction. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the demand for commercial, specialty and light vehicles for which ArvinMeritor supplies products; risks inherent in operating abroad, including foreign currency exchange rates; availability and cost of raw materials; OEM program delays; demand for and market acceptance of new and existing products; successful development of new products; reliance on major OEM customers; labor relations of ArvinMeritor, its customers and suppliers; successful integration of acquired or merged businesses; achievement of the expected annual savings and synergies from past and future business combinations; competitive product and pricing pressures; the amount of ArvinMeritor’s debt; the ability of ArvinMeritor to access capital markets; the credit ratings of ArvinMeritor’s debt; the outcome of existing and any future legal proceedings, including any litigation with respect to the transaction, environmental or asbestos-related matters; as well as other risks and uncertainties, including but not limited to those detailed herein and from time to time in ArvinMeritor’s Securities and Exchange Commission filings.

ABOUT US

ArvinMeritor At a Glance

Officer Bios

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ArvinMeritor At a Glance

For an in-depth look at ArvinMeritor, Inc., please download an updated detailed profile fact sheet in PDF format.

ArvinMeritor At a Glance: 2003 (PDF format)

Officer Bios

Larry Yost is chairman and CEO, and directly oversees the company’s corporate staff functions.

Terry O’Rourke is president and COO, as well as a member of the company’s board of directors. He directly oversees the operations of ArvinMeritor’s three business groups.

Carl Soderstrom, senior vice president and chief financial officer

ArvinMeritor At a Glance: 2003 (PDF format)

Roof Systems
Gas Springs
Door Modules
Ride Control
Access Controls
Vacuum Actuators
Window Regulators
Air and Emissions Technologies
Wheels
Suspension Modules
Filters (air, oil and fuel)
Ride Control
Trailer Axles and Suspensions
Tire Inflation Systems
Air and Emissions Technologies
Drive Axles
Braking Systems
Drivelines
Anti-Lock Braking Systems (ABS)*
Air Dryers
Transmissions/Clutches*
Front Axles
automotive product range Light Vehicle Systems
Annual Sales $3.6 billion
Commercial Vehicle
Systems
Annual Sales $2.3 billion
Light Vehicle Aftermarket
Annual Sales $0.8 billion
* Available in North America only

ArvinMeritor is a premier global supplier to the automotive industry, providing a broad range of integrated systems, modules and components to leading OEMs. Headquartered in Troy, Mich., the company operates more than 150 manufacturing facilities in 27 countries.

ArvinMeritor At A Glance 2003

financial highlights
In millions, except per share amounts
financial performance
Year Ended September 30, 2002 2001 Change
Sales Better (Worse)
Light Vehicle Systems $ 3,632 $ 3,588 $ 44 1%
Commercial Vehicle Systems 2,249 2,199 50 2%

Light Vehicle Aftermarket 844 859 (15) (2%)
Other 157 159 (2) (1%)
Total Sales $ 6,882 $ 6,805 $ 77 1%
Operating income(1) $ 343 $ 195 $ 148 76%
As a percent of sales 5.0% 2.9% 2.1 pts
Net income(2) $ 107 $ 35 $ 72 206%
Pre-tax interest coverage 2.7x 1.4x 1.3x
Diluted earnings per share $ 1.59 $ 0.53 $ 1.06 200%
Diluted common shares outstanding 67.2 66.1 (1.1) (2%)
Cash provided by operations $ 184 $ 605 $ (421) (70%)
Total debt-to-capitalization ratio 65% 67% 2.0 pts
Return on average equity 15.4% 4.8% 10.6 pts

(1)  Operating income includes restructuring costs of $15 million and $67 million, in fiscal years 2002 and 2001, respectively, a gain on the sale of a business of $6 million in fiscal year 2002, and other one-time charges of $17 million in fiscal year 2001. Operating income also includes goodwill amortization expense of $24 million in fiscal year 2001.
(2) Net income includes a cumulative effect of accounting change of $42 million in fiscal year 2002.

Financial performance (chart)
Sales in $ billions 1999 — 2002
Operating income in $ millions 1999 — 2002

Operating cash flow in $ millions 1999 — 2002
Note: Sales, operating income and operating cash flow for the fiscal years ended September 30, 1998-2000, are presented on a pro forma basis, as if the merger of Arvin and Meritor had occurred prior to these periods.

2002 sales and income results
Light Vehicle Systems
Sales
(Segment by %)
☐ LVS 53%
Operating Income
(Segment by %)
☐ LVS 56%
Segment Sales
(by region)
☐ North America 55%
☐ Europe 37%
☐ South America 4%
☐ Asia/Pacific
and other 4%
Segment Sales
(by product)

☐ Air and Emissions
Technologies 49%
☐ Aperture Systems 32%
☐ Undercarriage Systems 19%
Commercial Vehicle Systems
Net Sales
(Segment by %)
☐ CVS 33%
Operating Income
(Segment by %)
☐ CVS 27%
Segment Sales
(by region)
☐ North America 66%
☐ Europe 24%
☐ South America 4%
☐ Asia/Pacific
and other 6%
Segment Sales
(by product)
☐ Drivetrain Systems 45%
☐ Braking Systems 24%
☐ Specialty Components 17%
☐ Suspension Systems,
Trailer Products and
Ride Control 14%

Light Vehicle Aftermarket Net
Net Sales
(Segment by %)
☐ LVA 12%
Operating Income
(Segment by %)
☐ LVA 16%
Segment Sales
(by region)
☐ North America 73%
☐ Europe 25%
☐ Asia/Pacific
and other 2%
Segment Sales
(by product)
☐ Exhaust 35%
☐ Filters 37%
☐ Ride Control 28%
$0 $200 $400 $600 $800 $1,000 $1,200

65% of 2002 Sales
2002 Revenue (millions)
☐ CVS
☐ LVS
☐ LVA

customer diversity

our market and brand strength

North America Europe
Rank Share Rank Share
Light Vehicle Systems OE
Air and Emissions Technologies 1 31% 1 21%
Aperture
Door Systems 3 11% 2 33%
Roof Systems 2 29% 2 27%
Gas-Charged Lift Supports 2 26% — 1%
Vacuum Actuators 1 92% 2 18%
Access Control — 2% 2 28%
Undercarriage
Suspension Systems 1 36% — 5%
Wheels 2 22% — -
Ride Control — 5% 1 17%
Commercial Vehicle Systems OE
Trailer Axles 1 60% 3 23%
Truck Axles 1 52% 1 28%
Brakes and ABS 1 65% 2 34%
Drivelines 2 26% — -
Transmission and Clutch 2 12% — -
Ride Control 1 65% 3 15%
Commercial Vehicle Aftermarket
Drivetrain 1 22% — -
Undercarriage 1 16% — -
Light Vehicle Aftermarket
Exhaust 1 37% 2 20%
Filters 1 28% — 2%
Ride Control 2 42% 3 12%

ArvinMeritor, Inc.
2135 West Maple Road Litho in USA
Troy, Michigan 48084 USA
248-435-1000 © Copyright 2003 Revised 2-03
www.arvinmeritor.com ArvinMeritor, Inc. SP-9871 (465089/11900)

High-Resolution JPEG

LARRY YOST
Chairman of the Board
Chief Executive Officer

Larry Yost is the chairman of the board and chief executive officer of ArvinMeritor, Inc. Before the July 2000 merger of Arvin Inc. and Meritor Automotive Inc., Yost was chairman and CEO of Meritor, a global supplier of components and systems for commercial, specialty and light vehicle OEMs and the aftermarket.

In 1997, Yost directed Meritor through its transition from the automotive division of Rockwell International into an independent company. On the strength of his vision, the company immediately defined ambitious goals for its performance. Over the next two and a half years, Yost’s leadership was distinguished by global focus and strategic growth, as well as by the development of high-potential talent with diverse backgrounds. During that time, he also initiated a culture change that concentrates on speed and responsiveness, and led a rigorous evaluation that led to the outsourcing of non-core products and the divestiture of others.

In addition to spearheading a number of key acquisitions and joint ventures, Yost also restructured Meritor’s organization to streamline purchasing, reduce costs and increase operating efficiency. By leveraging of Meritor’s intellectual capital, resources and global expertise, he grew the company from $3.3 billion in annual sales in 1997 to $4.5 billion in 1999, and significantly increased operating margins. In 2000, Yost was instrumental in the merging of Arvin and Meritor, two industry leaders, to create ArvinMeritor.

Yost is people-focused and supports that belief with actions. Some of those actions include the development of innovative performance and incentive programs closely linked to corporate objectives, visiting each of the company’s more than 25 international locations throughout the year, and conducting quarterly face-to-face management and employee meetings.

Until 1997, Yost served as president of Rockwell Automotive. He joined Rockwell in 1994 as president of that organization’s Heavy Vehicle Systems (HVS). Yost’s grasp of the automotive market’s needs and requirements, combined with an astute management style, was instrumental in growing Rockwell’s global leadership position. Under his three years of leadership as president, HVS expanded both its ability to compete and its profitability.

Yost holds a bachelor’s degree in industrial management from the Milwaukee School of Engineering, and attended Cleveland State and Case Western Reserve Universities.

In addition to his work at ArvinMeritor, Yost serves on the board of directors for Kennametal, Inc. and UNOVA, Inc. He also holds board of director positions with the National Association of Manufacturers, the National Center for Educational Accountability, the Economic Club of Detroit, the Automotive Hall of Fame, Detroit Renaissance, United Way Community Services and the American Trucking Association Foundation. Yost serves on the executive board of the Detroit Area Boy Scouts of America and is a national trustee for the Boys & Girls Clubs of

America. He also serves on the board of trustees for Kettering University, the Manufacturing Institute, and the Citizens Research Council of Michigan, as well as on the board of regents of the Milwaukee School of Engineering. In addition, he is a member of the A World in Motion Executive Committee, which focuses on science education. As CEO, Yost is ArvinMeritor’s principal representative on The Business Roundtable. In 2000, he and his wife Joann served as chairs for the highly successful 18th Annual Barbara Ann Karmanos Dinner to benefit the Karmanos Cancer Institute, one of the nation’s leading cancer research, treatment, education and outreach centers. In September 2001, Yost was named CEO of the Year by Automation Alley, a consortium of 350 companies based in SE Michigan that promotes Oakland County for high-tech businesses. He serves as chairman of the executive committee for the consortium. Yost was recently elected to serve as vice chairman on the executive committee of the 2002-2003 board of directors of the Detroit Regional Chamber.

ArvinMeritor is a $7-billion, premier global automotive supplier of a broad range of integrated systems, modules and components for light vehicle, commercial truck, trailer and specialty original equipment manufacturers (OEMs) and related aftermarkets.

High-Resolution JPEG

TERRY O’ROURKE
President
Chief Operating Officer

Terry O’Rourke is president and chief operating officer of ArvinMeritor, Inc. In this role, he is responsible for directing and overseeing ArvinMeritor’s business groups that include Light Vehicle Systems (LVS), Commercial Vehicle Systems (CVS), Commercial Vehicle Aftermarket (CVA) and Light Vehicle Aftermarket (LVA). With more than 25 years’ experience and knowledge in global passenger car markets, O’Rourke has achieved a strong track record of business success, exceptional customer focus, and supply chain and production management skills.

Just prior to his appointment as president and COO, O’Rourke was senior vice president and president of the company’s LVS business group. Before the July 2000 merger of Arvin Inc. and Meritor Automotive Inc., he was senior vice president and president, Light Vehicle Systems of Meritor, a global supplier of components and systems for commercial, specialty and light vehicle OEMs and the aftermarket. During his tenure with LVS, O’Rourke’s focus was on implementing growth strategies that concentrated on global expansion, new product development and manufacturing excellence.

O’Rourke joined Meritor in March 1999 from Lear Corporation, where he served as group vice president and president for Lear’s Ford Division. Prior to that, he served as president of Lear’s Chrysler Division. Before joining Lear, O’Rourke served in management roles with Ford Motor Company, including supply manager of the Climate Control Division of Ford’s North American Automotive Operations (NAAO) and manager of Procurement Operations for NAAO.

O’Rourke holds a bachelor’s degree in philosophy from the University of Michigan and attended the University of Michigan Law School. He is a member of the Motor and Equipment Manufacturers Association’s (MEMA) board of directors and serves as vice president of the Automotive Original Equipment Manufacturers (AOEM).

ArvinMeritor is a $7-billion, premier global automotive supplier of a broad range of integrated systems, modules and components for light vehicle, commercial truck, trailer and specialty original equipment manufacturers (OEMs) and related aftermarkets.

High-Resolution JPEG

CARL SODERSTROM
Senior Vice President
Chief Financial Officer

Carl Soderstrom is senior vice president and chief financial officer of ArvinMeritor Inc. In this position, he provides comprehensive financial direction and guidance to the corporation. Previously, Soderstrom was ArvinMeritor’s senior vice president, Engineering, Quality and Procurement.

Soderstrom joined the company in 1986 as director of Material Sourcing for Allen-Bradley and later was named director of Development for the Operator Interface business of Rockwell’s Allen-Bradley Automation business. After the Meritor spin-off from Rockwell, Soderstrom served as Heavy Vehicle Systems vice president, Engineering and Quality. Prior to joining Rockwell, he worked for General Electric Corporation and Emerson Electric.

Soderstrom holds a bachelor’s degree in mechanical engineering and a bachelor’s degree in economics from Duke University, as well as a master’s degree in business administration from the University of Michigan.

Soderstrom is a member of the Conference Board’s Council of Financial Executives; Financial Executives International; the Society of Automotive Engineers; and ESD. He also sits on the board of directors of Lydall, Inc.

ArvinMeritor is a $7-billion, premier global automotive supplier of a broad range of integrated systems, modules and components for light vehicle, commercial truck, trailer and specialty original equipment manufacturers (OEMs) and related aftermarkets.

SHAREOWNER LETTERS

Shareowner Letters will be posted here as they become available.

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SEC FILINGS

SEC Filings will be posted here as they become available.

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PRESS RELEASES

Media Inquiries
Linda Cummins
(248) 435-7112
linda.cummins@arvinmeritor.com

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July 8, 2003 ARVINMERITOR TO COMMENCE TENDER OFFER TO ACQUIRE DANA FOR $15 PER SHARE IN CASH

July 8, 2003 ArvinMeritor Hosts Webcast to Discuss Intention to Commence Tender Offer to Acquire Dana Corporation

For additional ArvinMeritor press releases please click here.

PRESENTATIONS

July 8, 2003 ArvinMeritor & Dana: Creating the Premier Automotive Supply Company

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ADS

Ads will be posted here as they become available.

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CONTACT US

Investor Inquiries
Beth Gurnack / Linda Cummins
(248) 655-2159
beth.gurnack@arvinmeritor.com

Media Inquiries
Linda Cummins
(248) 435-7112
linda.cummins@arvinmeritor.com

Alternate Contact
Dan Katcher / Matt Sherman
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449